UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number - 001-13003

Silverleaf Resorts, Inc., American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and / or registered)

1221 River Bend Drive, Suite 120, Dallas, Texas 75247 (214) 631-1166

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $.01 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing & registration:
[ ]  17CFR240.12d2-2(a)(1)
[ ]  17CFR240.12d2-2(a)(2)
[ ]  17CFR240.12d2-2(a)(3)
[ ]  17CFR240.12d2-2(a)(4)
[ ]  Pursuant to 17 CFR240.12(d)2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and / or withdraw registration on the Exchange. (1)

[X] Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Silverleaf Resorts, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Feb. 26, 2007	By:	/S/ HARRY J. WHITE, JR.	Chief Financial Officer and Treasurer
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240 19d-1 as applicable. See General Instructions.

This voluntary delisting is a result of Silverleaf Resorts, Inc.’s pending move to The NASDAQ Stock Market LLC (“NASDAQ”). Silverleaf Resorts’ first day of trading on NASDAQ will be on February28, 2007.